Exhibit 18

February 27, 2014

Nautilus, Inc.
17750 S.E. 6th Way
Vancouver, Washington 98683

Dear Sirs/Madams:

We have audited the financial statements of Nautilus, Inc. and subsidiaries as of December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated February 27, 2014, which expresses an unqualified opinion. Note 1 to such financial statements contains a description of your adoption during the year ended December 31, 2013 of the change in the date for the annual goodwill impairment test from October 31, to October 1. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

/s/Deloitte & Touche LLP

Portland, Oregon